Mail Stop 3561

March 24, 2008

Brandon Truaxe
President and Chief Executive Officer
Euoko Group Inc.
67 Mowat Avenue, Suite 535
Toronto, Ontario, Canada M6K 3E3

      RE: Euoko Group Inc.
             Item 4.01 Form 8-K filed March 13, 2008 as amended March 20, 2008
             File No. 0-51163

Dear Mr. Truaxe:

     We have completed our review of your Form 8-K and related amendment in so far as they relate to your change in accountants. We have no further comments at this time.

               Sincerely,

               Michael Moran
               Branch Chief